Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Plan Administrator
Air Products and Chemicals, Inc. Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333‑204388) on Form S-8 of Air Products and Chemicals, Inc. of our report dated 26 March 2019, with respect to the statements of net assets available for benefits of the Air Products and Chemicals, Inc. Retirement Savings Plan as of 30 September 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended 30 September 2018, and the related notes, and the supplemental schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of 30 September 2018, which report appears in the 30 September 2018 annual report on Form 11-K of the Air Products and Chemicals, Inc. Retirement Savings Plan.
/s/KPMG LLP
Philadelphia, Pennsylvania
26 March 2019